United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
Commission file number 1-12984
PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.
(Full title of the plan)
EAGLE MATERIALS INC.
3811 Turtle Creek Blvd, Suite 1100
Dallas, Texas 75219
(Name of issuer and address of principal executive office)

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
AT DECEMBER 31, 2007 AND 2006
AND FOR THE YEAR ENDED DECEMBER 31, 2007

Report of Independent Registered Public Accounting Firm
The Administrative Committee
Profit Sharing and Retirement Plan of Eagle Materials Inc.
We have audited the accompanying statements of net assets available for benefits of the Profit Sharing and Retirement Plan of Eagle Materials Inc. as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Dallas, Texas
June 26, 2008

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2007	2006

Assets:
Investments in the Eagle Materials Inc. Plans Master Trust, at fair value	$44,674,397	$43,623,947
Participant loans	350,808	203,451

Net Assets Available for Benefits, at fair value	45,025,205	43,827,398
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a common/collective trust (Note 2)	22,070	21,597

Net Assets Available for Benefits	$45,047,275	$43,848,995

See accompanying notes to financial statements.

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2007

Additions:
Participating Employers’ contributions	$2,407,272
Participant contributions	2,049,799
Participant rollovers	415,017
Interest in the Eagle Materials Inc. Plans Master Trust investment income	1,999,153
Interest income on participant loans	20,204

Total Additions	6,891,445

Deductions:
Distributions to participants	5,683,755
Administrative expenses	32,387

Total Deductions	5,716,142

Transfer in from the Eagle Materials Inc. Hourly Profit Sharing Plan	22,977

Net Increase	1,198,280

Net Assets Available for Benefits:
Beginning of year	43,848,995

End of year	$45,047,275

See accompanying notes to financial statements.

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007
NOTE 1. DESCRIPTION OF THE PLAN
The following description of the Profit Sharing and Retirement Plan of Eagle Materials Inc. (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan, adopted April 1, 1994 and amended and restated January 1, 2001, is a defined contribution retirement plan covering eligible employees of Eagle Materials Inc. (“the Company” or “Eagle Materials”) and eligible employees of certain subsidiaries of the Company, which have adopted the Plan with the Company’s consent. The Company and certain subsidiaries collectively comprise the “Participating Employers”. The Plan is administered by an Administrative Committee (“the Committee”) appointed by the Board of Directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Participants enter the Plan, for profit sharing purposes, on the first January 1 or July 1 after their date of hire. All salaried employees of Participating Employers are eligible to participate in the Plan provided the employee is not a member of a group or class of employees covered by a collective bargaining agreement, unless such agreement extends the Plan to such group or class of employees. There are no such employees at December 31, 2007.
Contributions
The Plan permits participants to contribute pre-tax up to 70% of their compensation, up to a statutory limit, as defined by the Plan, to a 401(k) account upon the date of hire. The Plan also permits participant voluntary (after-tax) contributions of up to 10% of compensation, as defined by the Plan. Total contributions to a participant’s account are limited to a maximum of 100% of compensation (or $45,000, whichever is less) for participant contributions, Participating Employers’ contributions and participant voluntary (after-tax) contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit and defined contribution plans.
Employer discretionary profit sharing contributions are made by the Participating Employers as determined by their respective Boards of Directors. Profit sharing contributions are made to all qualifying participants employed on December 31 of each year, and are allocated to participant accounts on a pro rata basis determined by each participant’s number of hours worked.
The Participating Employers, at their sole discretion, may also make qualified non-elective contributions to the Plan. No such qualified non-elective contributions were made for the 2007 plan year. Forfeitures may be used to reduce employer profit sharing contributions or administrative expenses of the Plan. Forfeitures of $85,000 were used to reduce employer discretionary profit sharing contributions remitted to the Plan during the year ended December 31, 2007.

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007
NOTE 1. DESCRIPTION OF THE PLAN (continued)
Participants direct the investment of their accounts into various registered investment company funds, a common/collective trust fund or the Eagle Materials Common Stock Fund (“the EXPSF”). Another fund, the Centex Common Stock Fund (“the CCSF”), exists for those employees who chose to retain their balance in this fund upon transfer of all of their balances from the Profit Sharing and Retirement Plan of Centex Corporation to the Plan in 1994. No additional contributions to the CCSF are permitted. Both the EXPSF and CCSF are unitized stock funds.
Participants may allocate up to 15% of employer and participant (before- and after-tax) contributions to the EXPSF, whereas up to 100% may be allocated to any other investment option (except the CCSF) offered by the Plan.
Vesting
For Employer Profit Sharing Contributions made with respect to Plan years beginning on or before December 31, 2006:

Years of Service	Vested Percent
Less than 2	0%
2	10%
3	20%
4	40%
5	60%
6	80%
7 or more	100%
For Employer Profit Sharing Contributions made with respect to Plan years beginning on January 1, 2007:

Years of Service	Vested Percent
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%
If a participant terminates service when the participant’s vested accrued benefit is zero, the participant is deemed to have received a distribution of such vested benefit as of the last day of the Plan year in which he/she incurs a break in service.
Participants are always fully vested in their participant and voluntary contributions, related earnings, and participant rollovers, as well as being fully vested in the event of full and permanent disability or death.

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007
NOTE 1. DESCRIPTION OF THE PLAN (continued)
The Plan provides for distributions when a participant terminates employment and the present value of the participant’s vested accrued benefit is equal to or less than $5,000. A summary of such provisions follows:
•	Upon termination of service, if the fair value of a participant’s vested accrued benefit is $5,000 or less, the Committee shall direct Fidelity Management Trust Company (“the Trustee”) to distribute the present value of the participant’s vested balance in a single sum. In the event of a mandatory distribution greater than $1,000 (but less than $5,000), if the participant does not elect to have such distribution paid directly to an eligible retirement plan or to receive the distribution, then the Committee will pay the distribution in a Direct Rollover to an individual retirement plan designated by the Committee.

•	If a participant terminates service when the participant’s vested accrued benefit is zero, the participant is deemed to receive a distribution of his entire vested accrued benefit as of the day of termination.
Participant Loans
Active participants may borrow up to 50% of the vested portion of their accounts, not to exceed $50,000, with Committee approval, as defined by the Plan. Loans may only be made for certain approved events, as defined by the Plan. Loans are collateralized by participant accounts. Such loans bear interest at a rate that approximates market rates and are repayable to the Plan within five years.
Administrative Expenses
Certain administrative expenses of the Plan are paid by the Company. The Plan is not required to reimburse the Company for any administrative expenses paid by the Company. Expenses not paid by the Company are paid by the Plan.
Distributions
In accordance with the Plan document, distribution of a participant’s vested account is available upon the participant’s retirement, death, disability, termination of employment, or attainment of age 59 1/2; or distribution is available to satisfy a financial hardship meeting the requirements of the Internal Revenue Service (“IRS”) regulations. Distributions are made in a lump-sum payment, a direct rollover distribution, or a combination thereof.
Plan Termination
Although there is no intention to do so, the Company has the right to discontinue contributions and terminate the Plan subject to the provisions of ERISA. The Plan provides that, in the event of plan termination, participants will become fully vested in their Participating Employers’ contributions, and the method of distribution of assets will be in accordance with the provisions of ERISA.

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007
NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting. Distributions to participants are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Valuation of Investments
All of the Plan’s investments, except for participant loans, are commingled with the investments of the Eagle Materials Inc. Hourly Profit Sharing Plan (“the Eagle Hourly Plan”) in the Eagle Materials Inc. Plans Master Trust (“the Master Trust”). The Master Trust is governed by a trust agreement with the Trustee which is held accountable by and reports to the Committee.
Investments included in the Master Trust are valued at fair value. The registered investment company shares are valued based on published market prices, which represent the net asset value of shares held by the Plan at year-end. Investments in the unitized stock funds are determined by the value of the underlying common stocks combined with the short-term cash positions. The fair values of the common stock portion of the funds are based on the closing price of the common stocks on their primary exchange. The short-term cash positions of the unitized stock funds are recorded at cost, which approximates fair value. Investments in the common/collective trust fund qualify as a stable value fund with underlying investments in fully benefit-responsive investment contracts. The investments are stated at fair value as determined by the issuer based on the fair value of the underlying assets in such trust, then adjusted by the issuer to contract value. Contract value represents contributions made to the trust, plus earnings, less participant withdrawals, and less administrative expenses.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
The Master Trust allocates net investment income/(loss) to the Plan based on the ratio of fair values of the Plan’s investment in each Master Trust account. Net investment income is then allocated to participants on a pro rata basis. Administrative expenses for the year ended December 31, 2007, include Trustee and record keeper fees. Fund management fees are charged directly to the Master Trust and therefore are included in the net change in fair value of investments for the Master Trust. Administrative expenses are allocated pro rata to the Plan and the Eagle Hourly Plan.
Participant Loans
Participant loans are recorded at carrying value, which approximates fair value.

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007
NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)
Recently Issued Accounting Standards
In September 2006, the Financial Accounting Standards Board issued Statement No. 157, Fair Value Measurements (“FAS 157”). This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for the Plan in 2008. The Plan’s management is currently evaluating FAS 157’s impact on its financial statements.
NOTE 3. INTEREST IN THE MASTER TRUST
The fair value of the commingled investments of the participating plans in the Master Trust accounts at December 31, 2007 and 2006, and the undivided percentage interests the Plan holds in each of the Master Trust accounts are summarized as follows:

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007
NOTE 3. INTEREST IN THE MASTER TRUST (continued)

	2007		2006
		Percentage		Percentage
	Fair Value	Interest	Fair Value	Interest
Registered Investment Companies
American Beacon Funds Large Cap Value Plan Ahead Class Fund	$1,627,293	71.5%	$—	—
TCW Select Equities Class N Fund	—	—	124,011	41.4%
Baron Small Cap Fund	350,607	89.5%	90,529	83.7%
JPMorgan Diversified Mid Cap Growth Class A Fund	2,599,706	70.9%	2,071,483	67.9%
American Beacon Funds Small Cap Value Plan Ahead Class Fund	672,400	79.8%	652,087	83.3%
LMP Aggressive Growth Class A	214,220	40.4%	—	—
Fidelity Low-Priced Stock Fund	3,509,038	78.5%	4,835,202	84.3%
Fidelity Equity-Income II Fund	—	—	1,645,113	74.7%
Fidelity Diversified International Fund	5,376,448	86.3%	3,530,476	84.7%
Fidelity Dividend Growth Fund	—	—	2,294,191	71.0%
Fidelity Freedom Income Fund	291,282	90.5%	439,833	94.1%
Fidelity Freedom 2000 Fund	6,977,530	47.7%	7,439,495	51.1%
Fidelity Freedom 2010 Fund	7,311,150	83.1%	6,623,238	83.7%
Fidelity Freedom 2020 Fund	8,147,209	80.0%	7,353,390	82.7%
Fidelity Freedom 2030 Fund	2,319,577	59.9%	1,512,822	53.7%
Fidelity Freedom 2040 Fund	1,537,213	51.4%	916,627	49.4%
Spartan Extended Market Index Fund	1,856,275	85.8%	1,906,348	88.3%
Spartan U.S. Equity Index Fund	7,442,824	83.9%	4,892,875	90.4%
Fidelity U.S. Bond Index Fund	1,987,897	74.7%	1,803,889	76.7%

	52,220,669		48,131,609

Eagle Materials Common Stock Fund
Eagle Materials Common Stock	4,076,333		4,971,493
Interest-Bearing Cash Equivalent	126,058		130,696

	4,202,391	82.3%	5,102,189	82.0%

Centex Common Stock Fund
Centex Common Stock	163,735		707,820
Interest-Bearing Cash Equivalent	1,722		6,415

	165,457	95.5%	714,235	97.7%

Common/Collective Trust
Fidelity Managed Income Portfolio Fund	2,479,135		2,504,981
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	26,942		25,213

	2,506,077	81.9%	2,530,194	85.8%

	$59,094,594		$56,478,227

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007
NOTE 3. INTEREST IN THE MASTER TRUST (continued)
Net investment income/(loss) of the Master Trust accounts for the year ended December 31, 2007, and the Plan’s share of net investment income/(loss) of each Master Trust account is summarized as follows:

	Net Appreciation
	(Depreciation) in	Interest	Net	Share in Net
	Fair Value of	and	Investment	Investment
	Investments	Dividends	Income/(Loss)	Income/(Loss)
American Beacon Funds Large Cap Value Plan Ahead Class Fund	$(181,886)	$74,237	$(107,649)	71.9%
TCW Select Equities Class N Fund	16,536	—	16,536	21.7%
JPMorgan Diversified Mid Cap Growth Class A Fund	(14,156)	353,815	339,659	68.6%
Baron Small Cap Fund	(3,341)	22,859	19,518	88.8%
American Beacon Funds Small Cap Value Plan Ahead Class Fund	(138,727)	88,896	(49,831)	78.1%
LMP Aggressive Growth Class A	(7,843)	—	(7,843)	38.3%
Fidelity Low-Priced Stock Fund	(177,402)	362,141	184,739	87.6%
Fidelity Equity-Income II Fund	80,968	73,082	154,050	70.8%
Fidelity Diversified International Fund	218,364	380,608	598,972	84.4%
Fidelity Dividend Growth Fund	62,509	136,963	199,472	72.5%
Fidelity Freedom Income Fund	(849)	17,890	17,041	92.2%
Fidelity Freedom 2000 Fund	(40,629)	411,572	370,943	48.2%
Fidelity Freedom 2010 Fund	95,577	432,264	527,841	84.0%
Fidelity Freedom 2020 Fund	156,130	527,925	684,055	82.9%
Fidelity Freedom 2030 Fund	37,060	123,212	160,272	52.7%
Fidelity Freedom 2040 Fund	26,779	92,240	119,019	52.8%
Spartan Extended Market Index Fund	5,710	119,400	125,110	90.0%
Spartan U.S. Equity Index Fund	56,409	124,499	180,908	103.7%
Fidelity U.S. Bond Index Fund	(1,712)	92,934	91,222	73.6%
Eagle Materials Common Stock Fund	(745,187)	319	(744,868)	81.4%
Centex Common Stock Fund	(267,304)	—	(267,304)	96.7%
Fidelity Managed Income Portfolio Fund	—	104,027	104,027	84.6%

	$(822,994)	$3,538,883	$2,715,889

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007
NOTE 3. INTEREST IN THE MASTER TRUST (continued)
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
NOTE 4. INCOME TAX STATUS
The Plan has received a determination letter from the IRS dated June 4, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (“the Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.
NOTE 5. RELATED PARTY TRANSACTIONS
Certain Plan investments in the registered investment companies, the common/collective trust, and the interest-bearing cash equivalent portion of the EXPSP are managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets is invested in the Company’s common stock. Because the Company is the Plan Sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.
NOTE 6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2007:

	December 31,	December 31,
	2007	2006
Net assets available for benefits per the financial statements	$45,047,275	$43,848,995
Adjustment from contract value to fair value for fully benefit-responsive investment contracts held by a common/collective trust	(22,070)	(21,597)

Net assets available for benefits per Form 5500	$45,025,205	$43,827,398

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007
NOTE 6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (continued)
The following is a reconciliation of the increase in net assets available for benefits per the financial statements to the Form 5500 at December 31, 2007:

December 31,
2007
Net increase in net assets available for benefits per the financial statements	$1,198,280
Net change in adjustment from contract value to fair value for fully benefit-responsive investment contracts held by a common/collective trust	(473)

Net increase in assets available for benefits per Form 5500	$1,197,807

The accompanying financial statements present fully benefit-responsive contracts at contract value, while the Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from contract value to fair value for fully benefit-responsive investment contracts represents a reconciling item.
NOTE 7. SUBSEQUENT EVENTS
On May 2, 2008, the Board of Directors of the Company approved an employer profit sharing contribution to the Plan in the amount of $2,584,115, net of forfeitures of $150,000, which was remitted to the Master Trust in May 2008.

SUPPLEMENTAL SCHEDULE

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.
SCHEDULE H; LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN#: 75-2520779
PLAN #: 002
DECEMBER 31, 2007

(c)
Description of Investment,
	(b)	Including Maturity Date,
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	(d)	(e)
(a)	Lessor, or Similar Party	Par, or Maturity Value	Cost	Current Value

*	Participants	Loans with interest rates from 6% to 9%	$—	$350,808

*	Party-in-interest.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee which administers the Profit Sharing and Retirement Plan of Eagle Materials Inc. has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.
Date: June 27, 2008	By:	/S/ ARTHUR R. ZUNKER, JR.
Arthur R. Zunker, Jr.
Chairman, Administrative Committee

INDEX TO EXHIBIT
Profit Sharing and Retirement Plan of Eagle Materials Inc.

Exhibit		Filed Herewith or
Number	Exhibit	Incorporated by Reference

23	Consent of Ernst & Young LLP	Filed herewith